Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2013 Financial Results

4Q13 Total Net Revenues Up 117.3% YOY to US$651.0 Million

4Q13 Gross Margin Increased to 24.5%

4Q13 Net Income Up 300.0% YoY to US$25.4 Million

Conference Call to be Held at 8:00 AM U.S. Eastern Time on March 4, 2014

Guangzhou, China, March 3, 2014 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”) today announced its unaudited financial results for the quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Highlights

•                  Total net revenues increased by 117.3% over the prior year period to US$651.0 million, primarily attributable to a 119.5% increase in the number of active customers1 to 5.7 million from 2.6 million and a 102.4% increase in total orders2 to 17.7 million from 8.8 million over the prior year period.

•                  Gross margin increased to 24.5% from 22.9% in the prior year period.

•                  Non-GAAP income from operations3 increased by 357.0% year over year to US$33.0 million from US$7.2 million in the prior year period. Non-GAAP operating income margin4 increased to 5.1% from 2.4% in the prior year period.

•                  Net income increased by 300.0% to US$25.4 million from US$6.3 million in the prior year period. Net income margin increased to 3.9% from 2.1% in the prior year period.

•                  Non-GAAP net income5 increased by 253.9% to US$28.8 million from US$8.1 million in the prior year period. Non-GAAP net income margin6 increased to 4.4% from 2.7% in the prior year period.

Full Year 2013 Highlights

•                  Net revenues increased by 145.1% for the full year of 2013 to US$1.7 billion, primarily attributable to a 129.8% increase in the number of active customers to 9.4 million from 4.1 million and a 124.1% increase in total orders to 49.2 million from 21.9 million.

•                  Gross margin increased to 24.0% from 22.3% in the prior year.

•                  Non-GAAP income from operations was US$66.3 million, compared with a non-GAAP loss from operations of US$4.3 million in the prior year. Non-GAAP operating income margin was 3.9% compared with a non-GAAP operating loss margin of 0.6% in the prior year.

•                  Net income attributable to ordinary shareholders was US$52.3 million compared with a net loss of US$9.5 million in the prior year period. Net income margin was 3.1% compared with a net loss margin of 1.4% in the prior year period.

1  Active customers are defined as any registered member who has purchased products from the Company at least once during the period.

2  Total orders are defined as the total number of orders placed during the period.

3  Non-GAAP income/(loss) from operations is a non-GAAP financial measure, which is defined as income/(loss) from operations excluding share-based compensation expenses.

4  Non-GAAP operating income/(loss) margin is a non-GAAP financial measure, which is defined as non-GAAP income/(loss) from operations as a percentage of total net revenues.

5  Non-GAAP net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expenses.

6  Non-GAAP net income/(loss) margin is a non-GAAP financial measure, which is defined as non-GAAP net income /(loss) as a percentage of total net revenues.

•                  Non-GAAP net income attributable to ordinary shareholders was US$64.8 million compared to a non-GAAP net loss of US$1.9 million in the prior year. Non-GAAP net income margin was 3.8% compared with a non-GAAP net loss margin of 0.3% in the prior year period.

Mr. Eric Shen, Chairman and CEO of Vipshop, stated, “We are very proud and excited to have exited 2013 with four quarters of consecutive profitability and strong momentum heading into 2014. This success was driven by our solid financial growth which remained in triple-digit percentages for both the top line and bottom line throughout the year. Particularly, our total revenues grew by 145% to over US$1.7 billion for the full year of 2013, and net income grew to US$52.3 million, compared with a net loss of US$9.5 million in 2012. Behind our impressive financial performance was a dedicated focus on strengthening our core operations including expanding and optimizing of our product offering, ramping up warehousing capabilities and enhancing our merchandising and IT infrastructures. This effort has laid the foundation for continued growth of our unique online flash sales business model. With a successful year of robust growth, combined with our recent acquisition of Lefeng and the investment in Ovation, we’re very excited to further expand and solidify our leadership in China’s discount retail market as we head into 2014.”

Mr. Donghao Yang, CFO of Vipshop, commented, “We’re pleased with our results for the fourth quarter and full year 2013, which demonstrate the continually improving scale effects associated with our growing business. With the total number of customers and orders in 2013 increasing by 129.8% and 124.1% year-over-year, respectively, we established a more powerful virtuous cycle of business, which will help propel our revenue growth going forward. Heading into 2014, as our recent initiatives suggest, we are committed to further scaling our platform by improving our brand reputation, broadening our product offering, and enlarging our warehousing and logistics capabilities. We also plan to continue to invest in strengthening our mobile and IT capabilities, in order to more optimally position ourselves to capitalize on the opportunities in China’s dynamic, evolving eCommerce market.”

Fourth Quarter 2013 Financial Results

REVENUES

Total net revenues for the fourth quarter of 2013 increased by 117.3% to US$651.0 million from US$299.6 million in the prior year period, primarily driven by growth in the number of active customers and total orders.

The number of active customers for the fourth quarter of 2013 increased by 119.5% to 5.7 million from approximately 2.6 million in the prior year period. The number of total orders for the fourth quarter of 2013 increased by 102.4% to 17.7 million from 8.8 million in the prior year period. This increase was primarily due to the Company’s continued efforts to optimize and increase brand and product selections available on its website. In addition, the Company has expanded its warehouse capacity to help facilitate and accommodate increased demands from customers as well as accelerate the delivery of purchased products.

GROSS PROFIT

Gross profit for the fourth quarter of 2013 increased by 131.9% to US$159.4 million from US$68.7 million in the prior year period. This reflects both the significant increase in total net revenues as well as continued margin expansion. Gross margin increased to 24.5% in the fourth quarter of 2013 from 22.9% in the prior year period. This increase is attributable to the Company’s increased bargaining power with its suppliers due to increased scale of the Company’s business.

OPERATING INCOME AND EXPENSES

Total operating expenses for the fourth quarter of 2013 increased by 108.6% to US$133.7 million from US$64.1 million in the prior year period. As a percentage of total net revenues, total operating expenses decreased to 20.5% from 21.4% in the prior year period.

•                       Fulfillment expenses increased by 95.7% to US$73.2 million from US$37.4 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenues, fulfillment expenses decreased to 11.2% from 12.5% in the prior year period, which reflects the Company’s strategy of shifting towards using regional and local delivery services to reduce the Company’s shipping and handling expenses per order as well as the capacity expansion of regional warehouses.

•                  Marketing expenses increased by 131.3% to US$28.9 million from US$12.5 million in the prior year period. As a percentage of total net revenues, marketing expenses remained stable at 4.4% compared with 4.2% in the prior year period, reflecting the Company’s continued efforts in controlling marketing expenses by retaining repeat customers and achieving high growth of new customers through word-of-mouth referrals.

•                  Technology and content expenses increased by 123.6% to US$14.2 million from US$6.3 million in the prior year period, primarily reflecting the Company’s continued efforts to invest in its website and IT systems to better support future growth. As a percentage of total net revenues, technology and content expenses remained stable at 2.2% compared with 2.1% in the prior year period.

•                  General and administrative expenses increased by 121.4% to US$17.5 million from US$7.9 million in the prior year period, primarily due to increased headcount and office rentals associated with the growth in the Company’s overall business. As a percentage of total net revenues, general and administrative expenses remained stable at 2.7% compared with 2.6% in the prior year period.

Income from operations increased by 445.0% to US$29.6 million from US$5.4 million in the prior year period, reflecting the growing scale of the Company’s operations, improved gross margin and cost control. Operating income margin increased to 4.5% from 1.8% in the prior year period.

Non-GAAP income from operations, which excludes the impact of share-based compensation expenses, increased by 357.0% to US$33.0 million from US$7.2 million in the prior year period. Non-GAAP operating income margin increased to 5.1% from 2.4% in the prior year period.

NET INCOME/LOSS

Net income increased by 300.0% to US$25.4 million from US$6.3 million in the prior year period. Net income margin increased to 3.9% from 2.1% in the prior year period. Net income per diluted ADS7 increased to US$0.43 from US$0.12 in the prior year period.

Non-GAAP net income, which excludes share-based compensation expenses, increased by 253.9% to US$28.8 million from US$8.1 million in the prior year period. Non-GAAP net income margin increased to 4.4% from 2.7% in the prior year period. Non-GAAP net income per diluted ADS increased to US$0.49 from US$0.16 in the prior year period.

7  “ADS” means American Depositary Share. Each ADS represents two ordinary shares, par value US$0.0001 per share, of the Company.

For the quarter ended December 31, 2013, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 58,834,308.

As of December 31, 2013, the Company had cash and cash equivalents of US$334.7 million and held-to-maturity securities of US$385.8 million.

For the fourth quarter of 2013, net cash from operating activities was US$255.8 million.

Full Year 2013 Financial Results

Net revenues increased by 145.1% year-over-year for the full year of 2013 to US$1.7 billion, primarily driven by growth in the number of active customers and total orders.

The number of active customers for the full year of 2013 increased by 129.8% to 9.4 million from 4.1 million in the prior year. The number of total orders for the full year of 2013 increased by 124.1% to 49.2 million from 21.9 million in the prior year.

Gross profit increased by 164.0% to US$407.8 million for the full year of 2013 from US$154.5 million in the prior year. Gross margin increased to 24.0% from 22.3% in the prior year. This increase was attributable to the Company’s increased bargaining power with its suppliers due to increased purchasing scale.

Income from operations for the full year of 2013 increased to US$53.8 million compared with a loss from operation of US$11.9 million in the prior year, reflecting the growing scale of the Company’s operations, improved gross margin and costs control. Operating income margin was 3.2% compared with an operating loss margin of 1.7% in the prior year.

Non-GAAP income from operations for the full year of 2013 was US$66.3 million compared with a non-GAAP loss of US$4.3 million in the prior year. Non-GAAP operating income margin was 3.9% compared with a non-GAAP loss margin of 0.6% in the prior year.

Net income attributable to ordinary shareholders was US$52.3 million compared with a net loss of US$9.5 million in the prior year. Net income margin was 3.1% compared with a net loss margin of 1.4% in the prior year. Net income attributable to ordinary shareholders per diluted ADS was US$0.91, compared to a net loss attributable to ordinary shareholders per diluted ADS of US$0.21 in the prior year.

Non-GAAP net income attributable to ordinary shareholders was US$64.8 million compared with a non-GAAP loss of US$1.9 million in the prior year. Non-GAAP net income margin was 3.8% compared with a non-GAAP loss margin of 0.3% in the prior year. Non-GAAP net income attributable to ordinary shareholders per diluted ADS was US$1.12 compared to a non-GAAP net loss attributable to ordinary shareholders per diluted ADS of US$0.04 in the prior year.

For the full year ended December 31, 2013, the Company’s weighted average number of ADSs used in computing diluted loss per ADS was 57,747,587.

For the full year of 2013, net cash from operating activities was US$437.1 million.

Business Outlook

For the first quarter of 2014, the Company expects its total net revenues to be between US$640 million and US$650 million, representing a year-over-year growth rate of approximately 106% to 109%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, March 4, 2014 at 8:00 AM U.S. Eastern Time or 9:00 pm Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year 2013.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#5243210

The replay will be accessible through March 11, 2014 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 8199 0299
Conference ID:	#5243210

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit http://www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income/(loss), non-GAAP net income/(loss) per diluted ADS, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) margin, and non-GAAP operating income/(loss) margin, each of which is a non-GAAP financial measure. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) per diluted ADS is non-GAAP net income/(loss) divided by weighted average number of diluted ADS. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating income/(loss) margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) margin is non-GAAP net income/(loss) as a percentage of total net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(In US dollars, except for share data)

	Three Months Ended			Twelve Months Ended
	December 31,2012	December 31,2013	September 30,2013	December 31,2011	December 31,2012	December 31,2013
	USD	USD	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Unaudited)

Product revenues	297,570,858	641,801,263	381,209,303	226,291,723	690,057,249	1,680,560,853
Other revenues (1)	2,055,715	9,215,025	2,499,249	851,153	2,055,715	16,111,882
Total net revenues	299,626,573	651,016,288	383,708,552	227,142,876	692,112,964	1,696,672,735
Cost of goods sold	(230,893,516)	(491,590,070)	(290,742,385)	(183,801,334)	(537,637,860)	(1,288,900,456)
Gross profit	68,733,057	159,426,218	92,966,167	43,341,542	154,475,104	407,772,279
Operating expenses
Fulfillment expenses(2)	(37,402,282)	(73,203,384)	(44,094,258)	(45,478,327)	(96,523,444)	(197,812,615)
Marketing expenses	(12,495,522)	(28,902,617)	(17,377,035)	(15,253,325)	(32,272,629)	(74,498,341)
Technology and content expenses	(6,336,055)	(14,166,544)	(9,628,377)	(5,516,361)	(14,644,113)	(40,399,276)
General and administrative expenses	(7,888,972)	(17,466,907)	(11,916,875)	(84,575,539)	(25,541,812)	(49,943,775)
Total operating expenses	(64,122,831)	(133,739,452)	(83,016,545)	(150,823,552)	(168,981,998)	(362,654,007)
Other income	813,545	3,873,895	2,090,512	564,182	2,563,321	8,708,487
(Loss) income from operations	5,423,771	29,560,661	12,040,134	(106,917,828)	(11,943,573)	53,826,759
Interest expense	(969)	—	—	(494,509)	(222,868)	—
Interest income	1,643,898	5,870,876	3,750,788	122,437	3,558,013	15,666,129
Exchange gain	(10,725)	251,980	287,799	18,375	(157,473)	1,356,766
(Loss) income before income taxes	7,055,975	35,683,517	16,078,721	(107,271,525)	(8,765,901)	70,849,654
Income tax expenses	(706,173)	(10,284,887)	(4,051,836)	—	(706,173)	(18,549,791)
Net (loss) income	6,349,802	25,398,630	12,026,885	(107,271,525)	(9,472,074)	52,299,863
Deemed dividend on issuance of Series A Preferred Shares	—	—	—	(49,214,977)	—	—
Net (loss) income	6,349,802	25,398,630	12,026,885	(156,486,502)	(9,472,074)	52,299,863

Weighted average numbers of shares used in calculating earnings per share:
—Basic	101,183,145	111,366,346	110,802,643	46,255,574	88,849,206	108,962,637
—Diluted	105,028,955	117,668,616	116,943,581	46,255,574	88,849,206	115,495,173

Net earnings (loss) per share
—Basic	0.06	0.23	0.11	(3.38)	(0.11)	0.48
—Diluted	0.06	0.22	0.10	(3.38)	(0.11)	0.45

Net earnings (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.12	0.46	0.22	(6.77)	(0.21)	0.96
—Diluted	0.12	0.43	0.21	(6.77)	(0.21)	0.91

(1)Other revenues primarily consist of revenues from product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their product.

(1)Other revenues primarily consist of revenues from product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their product.

(2) Including shipping and handling expenses, which amounted US$19 million, US$43million and US$27 million in the three month periods ended December 31, 2012, December 31, 2013 and September 30, 2013, respectively.

				(2) Including shipping and handling expenses, which amounted US$29 million, US$54 million and US$117 million in the twelve month periods ended December 31, 2011,2012 and 2013 respectively.

Net (loss) income	6,349,802	25,398,630	12,026,885	(107,271,525)	(9,472,074)	52,299,863
Other comprehensive income, net of tax:
Foreign currency translation adjustments	628,902	2,022,857	347,096	(569,628)	994,606	3,518,820
Comprehensive (loss)income	6,978,704	27,421,487	12,373,981	(107,841,153)	(8,477,468)	55,818,683

	Three Months Ended			Twelve Months Ended
	December 31,2012	December 31,2013	September 30,2013	December 31,2011	December 31,2012	December 31,2013
	USD	USD	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	78,229	246,858	211,958	297,095	292,866	721,531
Marketing expenses	81,449	109,228	100,734	184,404	169,100	381,326
Technology and content expenses	263,332	1,404,929	919,511	729,420	897,133	3,275,228
General and administrative expenses	1,370,327	1,659,580	1,825,952	72,716,983	6,237,850	8,078,178
Total	1,793,337	3,420,595	3,058,155	73,927,902	7,596,949	12,456,263

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(Amounts in US dollars)

	As of December 31, 2012	As of December 31, 2013
	USD	USD
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	124,472,629	334,715,019
Held-to-maturity securities	86,097,191	385,841,626
Accounts receivable	6,990,560	3,055,446
Amounts due from related parties	177,237	—
Other receivables	9,993,887	16,481,032
Inventories	143,963,931	270,126,305
Advance to suppliers	9,569,795	13,216,869
Prepaid expenses	686,876	2,384,801
Deferred tax assets	—	11,126,647
Total current assets	381,952,106	1,036,947,745
NON-CURRENT ASSETS
Property and equipment, net	12,637,567	24,299,418
Deposits for property and equipment	4,322,217	5,518,404
Other assets	5,230	5,294,375
Total non-current assets	16,965,014	35,112,197
TOTAL ASSETS	398,917,120	1,072,059,942

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $101,556 and $70,026 as of December 31, 2012 and December 31, 2013, respectively)	193,455,827	476,847,881
Advance from customers (Including advance from customers of the VIE without recourse to the Company of $55,948,713 and $131,781,751 as of December 31, 2012 and December 31, 2013, respectively)	55,948,713	131,781,751
Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $24,908,418 and $101,097,647 as of December 31, 2012 and December 31, 2013, respectively)	52,676,443	196,327,519
Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of $789,057 and $1,369,767 as of December 31, 2012 and December 31, 2013, respectively)	1,335,756	2,141,411
Deferred income (Including deferred income of the VIE without recourse to the Company of $10,850,319 and $ 20,592,249 as of December 31, 2012 and December 31, 2013, respectively)	12,917,567	21,705,981
Total current liabilities	316,334,306	828,804,543
Total liabilities	316,334,306	828,804,543

EQUITY:
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized, and 101,284,881 and 111,665,972 shares issued and outstanding as of December 31, 2012 and December 31, 2013, respectively)	10,128	11,167
Additional paid-in capital	258,368,448	363,221,310
Accumulated losses	(176,025,335)	(123,725,472)
Accumulated other comprehensive income	229,573	3,748,394
Total shareholders’ equity	82,582,814	243,255,399
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	398,917,120	1,072,059,942

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31,2012	December 31,2013	September 30,2013	December 31,2011	December 31,2012	December 31,2013
	USD	USD	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Unaudited)
(Loss) income from operations	5,423,771	29,560,661	12,040,134	(106,917,828)	(11,943,573)	53,826,759
Share-based compensation expenses	1,793,337	3,420,595	3,058,155	73,927,902	7,596,949	12,456,263
Non-GAAP (loss) income from operations	7,217,108	32,981,256	15,098,289	(32,989,926)	(4,346,624)	66,283,022

Net (loss) income	6,349,802	25,398,630	12,026,885	(156,486,502)	(9,472,074)	52,299,863
Share-based compensation expenses	1,793,337	3,420,595	3,058,155	73,927,902	7,596,949	12,456,263
Non-GAAP net (loss) income	8,143,139	28,819,225	15,085,040	(82,558,600)	(1,875,125)	64,756,126

Non-GAAP weighted average numbers of shares used in calculating net income per share:
—Basic	101,183,145	111,366,346	110,802,643	46,255,574	88,849,206	108,962,637
—Diluted	105,028,955	117,668,616	116,943,581	46,255,574	88,849,206	115,495,173

Non-GAAP net income per share
—Basic	0.08	0.26	0.14	(1.78)	(0.02)	0.59
—Diluted	0.08	0.25	0.13	(1.78)	(0.02)	0.56

Non-GAAP net income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.16	0.52	0.27	(3.57)	(0.04)	1.19
—Diluted	0.16	0.49	0.26	(3.57)	(0.04)	1.12